SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

EDISON INTERNATIONAL

(Name of Subject Company (Issuer))

EDISON INTERNATIONAL, AS ISSUER

(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

5.00% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series B

5.375% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series A

(Title of Class of Securities)

281020AT4

281020AS6

(CUSIP Number of Class of Securities)

Kathleen Brennan de Jesus

Senior Attorney

2244 Walnut Grove Avenue (P.O. Box 800)

Rosemead, California 91770

626-302-3476

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David Lopez

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Edison International, a California corporation (the “Company”), with the Securities and Exchange Commission on November 20, 2025 (the “Schedule TO”). The Schedule TO relates to the offers by the Company to purchase for cash any and all of its outstanding 5.00% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock” and such offer, the “Series B Offer”) and 5.375% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock” and, together with the Series B Preferred Stock, the “Securities” and such offer, the “Series A Offer” and, together with the Series B Offer, the “Offers” and each, an “Offer”), plus Accrued Dividends (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and which together with the Offer to Purchase, constitutes the Offers), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Offer to Purchase and the Letter of Transmittal remains unchanged, and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO and in the Offer to Purchase or the Letter of Transmittal. You should read Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Offer to Purchase (Exhibit (a)(1)(A) to the Schedule TO)

The Offer to Purchase is hereby restated and supplemented as follows:

Cautionary Note Regarding Forward-Looking Statements

On page iii, the first sentence of the first paragraph of this section is restated as follows: “This Offer to Purchase and the documents it incorporates by reference contain “forward-looking statements.” ”

On page v, the last paragraph of this section is restated as follows: “Additional information about risks and uncertainties that could cause results to differ from those currently expected or that otherwise could impact us, including more detail about the factors described above, is included in our Annual Report on Form 10-K for the year ended December 31, 2024, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and our other filings with the SEC filed subsequent to that date. Forward-looking statements speak only as of the date they are made.”

The Offers - Section 6 - Conditions of the Offers

On page 11, the first bullet of this section is restated as follows: “there shall have been threatened in writing, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offers, the acquisition of some or all of the Securities under the Offers or otherwise relates in any manner to the Offers or is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the Offers or materially impair the contemplated benefits to the Company of the Offers;”

On page 11, the second bullet of this section is restated as follows: “there shall have been any action threatened in writing, instituted, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened in writing, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offers or the Company or any of its subsidiaries, by any court or any authority, agency, tribunal or other body that, in the Company’s reasonable judgment, would or might, directly or indirectly:”

On page 11, the second sub-bullet under the fourth bullet of this section is deleted.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EDISON INTERNATIONAL

By:	/s/ Brendan Bond
Name: Brendan Bond
Title: Vice President and Treasurer Date: December 4, 2025

EXHIBIT INDEX

(a)(1)(A)**	Offer to Purchase, dated November 20, 2025.

(a)(1)(B)**	Form of Letter of Transmittal.

(a)(1)(C)**	Summary Advertisement, dated November 20, 2025.

(a)(1)(D)**	Retail Processing Dealer Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)**	Launch Press Release, dated November 20, 2025.

(b)	Not applicable.

(d)(1)	Certificate of Restated Articles of Incorporation of Edison International, effective December 19, 2006, together with all Certificates of Determination of Preference of Preferred Stock issued since December 19, 2006 (File No. 1-9936, filed as Exhibit 3.1 to Edison International’s Form 10-K for the year ended December 31, 2021).

(d)(2)	Bylaws of Edison International, as amended effective, December 8, 2022 (File No. 1-9936, filed as Exhibit No. 3.1 to Edison International’s Form 8-K dated December 8, 2022 and filed December 9, 2022).

(d)(3)	Form of Certificate representing Series A Preferred Stock (included as Exhibit A to Certificate of Determination of the 5.375% Fixed Rate Reset Cumulative Perpetual Preferred Stock Series A) (File No. 1-9936, filed as Exhibit 3.1 to Edison International’s Form 10-K for the year ended December 31, 2021).

(d)(4)	Form of Certificate representing Series B Preferred Stock (included as Exhibit A to Certificate of Determination of the 5.00% Fixed Rate Reset Cumulative Perpetual Preferred Stock Series B) (File No. 1-9936, filed as Exhibit 3.1 to Edison International’s Form 10-K for the year ended December 31, 2021).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107**	Filing Fee Table

**	Filed previously